Filed by Heartland Financial USA, Inc.
Pursuant to Rule 425 under the Securities Act of 1933
and deemed to be filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934
Subject Company: Heartland Financial USA, Inc.
Commission File No.: 001-15393
Date: May 3, 2024

The following communication was made by Heartland Financial USA, Inc. (“HTLF”) in connection with the proposed merger between HTLF and UMB Financial Corporation.

Employee Q&A
On May 3, 2024, a communication in the form set forth below was distributed by HTLF to its employees and posted on the HTLF intranet site available to its employees.

HTLF and UMB Merger Announcement

All Employee Q&A

Overview
Q.  What was announced?
A.  On April 29, HTLF and UMB jointly announced we have entered into a definitive merger agreement for UMB to acquire HTLF in an all-stock transaction.

Q.  Why?
A.  This a great opportunity for our customers, stockholders and many of our employees.  HTLF brings complementary strengths and values to UMB, and UMB brings complementary strengths to HTLF and our customers.  Both banks have strong balance sheets, healthy liquidity positions, a customer-first orientation, and are strong local partners in the communities we serve.

The two companies operate in complementary geographies with limited overlap between our two footprints.

We share common values in terms of our credit culture and community focus.

The combination with UMB allows us to realize or accelerate several HTLF 3.0 initiatives and will create greater operating leverage for the combined organization.  Upon close, the combined organization will have more than $64.5 billion in assets and be one of the largest regional banks in the country.

Q.  What attracted UMB to HTLF?
A.  In addition to our complementary geographic footprint, HTLF has a diversified, low-cost deposit base and strong net interest margin.  Our focus on commercial and small business is consistent with UMB and there’s significant potential to deepen customer relationships with broader product offerings.

HTLF brings healthy, long tenured client relationships, and a deep bench of strong talent that can meet the needs of a larger and growing combined organization.

The transaction will expand UMB into attractive new geographies and increase their market share in Denver, Kansas City and Phoenix.

Q.  How does HTLF benefit?
A.  In many ways.  The transaction will create a $64.5 billion bank with a need for strong HTLF talent.  The larger combined bank will provide opportunities for career development and advancement.

Both companies have key strengths that together, make us stronger.  For example, UMB Institutional focus and capabilities are complementary to HTLF’s strong Retail and Small Business offerings.

UMB has diversified fee income businesses, generating more than 35 percent of revenues, and will bring new capabilities to HTLF customers.

HTLF customers will benefit from expanded scale, new segments, and enhanced product capabilities, including Asset Based Lending, Wealth Management, Treasury Management, Card, Trust, Custody and Digital.  The combination will create a compelling offering for our customers, allowing us to accelerate delivery of key components of our HTLF 3.0 strategy already in place at UMB.

Our combined strength will result in a solid balance sheet and enhance our ability to proactively take advantage of market opportunities, as well as to thrive in the face of economic and industry challenges.

Q.  How and when will we receive updates regarding the transaction?
A.  HTLF and UMB are committed to transparency as we move forward.  There is a dedicated Insite site that will feature regular communications and updates throughout the process.

Job status
Q.  What does this mean for my job?
A.   We recognize change brings uncertainty.  However, there are no immediate job impacts.  We are working closely with UMB and expect to meet with individual employees by the end of June to inform them of employment decisions we expect to take effect following the closing of the merger.

The transaction is expected to close in Q1 2025, subject to customary closing conditions, and we will continue running our company independently until that time.

It’s critical that each of us continues to focus on our current responsibilities, serving our customers and each other, with the same level of excellence we deliver each day.

Q.  Will I have a job with UMB?
A.  Many employees will continue with UMB after the transaction closes.  UMB will become a $64.5 billion bank as a result of this transaction, and we anticipate that will create a number of opportunities in the larger organization.  While we don’t have specifics for individuals at this time, we are working closely with UMB and expect to meet with individual employees by the end of June to inform them of employment decisions we expect to take effect following the closing of the merger.

In the meantime, it’s critical that each of us continues to focus on our current responsibilities, serving our customers and each other, with the same level of excellence we deliver each day.

This will allow the new combined entity to be stronger and better than the two organizations were separately.

Compensation and benefits
Q.  Will my compensation and benefits be impacted as a result of the transaction announcement?
A.  There is no impact to your 2024 compensation or benefits at this time as a result of the transaction announcement.

Q.  If the transaction doesn’t close until 2025, will eligible employees receive a bonus for this year?
A.  There is no impact to HTLF’s bonus or incentive programs at this time.  Bonus-eligible employees will continue to be eligible to receive a 2024 bonus based on job and HTLF performance.

Q.  If I’m not offered a position with UMB, will I receive severance?
A.  If you are not offered a position with UMB as a result of the transaction and resulting transition, you will be eligible to receive a severance package following the transaction closing. Terms and details of the severance package will be shared with employees as decisions are made.

Q.  Upon transaction close, will my HTLF shares be in HTLF or UMB?
A.  At the transaction close, each HTLF share will be converted into the right to receive 0.55 shares of UMB common stock.  As discussed further below, the exchange ratio is fixed and will not change as a result of any change in the market price of either party’s share.

Q.  How does this impact the Employee Stock Purchase Plan?
A.  Any stock purchased through the ESPP will be converted into UMB shares at the same .55 ratio as all other outstanding stock of HTLF.  Shares converted to UMB stock will remain subject to the same tax rules (e.g. holding period) as HTLF stock purchased under the ESPP are.

Prior to close, the ESPP will continue to operate as it has for the remainder of the current offering period, with purchase dates of June 30 and December 31.  In the event of a closing before December 31, the final purchase date will be accelerated to take place prior to the closing.

Q.  If I’m retained by UMB, will there be a gap in benefit coverage after closing?
A.  Following closing, employees will be transitioned to UMB benefits in connection in connection with the integration of the combined company.  UMB offers a comprehensive or competitive benefits package and has agreed that for one year after closing, continuing HTLF employees will receive other compensation and employee benefits (excluding defined benefit pension, retiree medical, change in control and severance benefits) that are no less favorable in the aggregate than the other compensation and benefits (excluding defined benefit pension, retiree medical, change in control and severance benefits) provided to similarly situated UMB employees.

Q.  What’s UMB’s remote work policy?
A.  UMB focuses on flexibility, which applies to on-site, hybrid, and remote associates.  If an associate lives near an office, they work Tuesday – Thursday in the office.  If an HTLF associate is remote, they would not be asked to move closer to one of UMB’s locations.

Q.  Will my years of service carry over to UMB?
A.  Years of service will bridge over, subject to customary exceptions. This applies to any of UMB’s benefits with years of service as a qualifier or differentiator.

Q.  Where can I learn more about UMB’s benefits?
A.  Visit UMB Benefits Hub

Transaction
Q.  What is the merger consideration?
A.  In the transaction, each share of HTLF common stock outstanding will be converted into the right to receive 0.55 shares of UMB common stock.  The exchange ratio is fixed and will not change as a result of any change in the market price of either party’s share.

Q.  When is the transaction expected to close?
A.  The transaction is subject to approval by banking regulators, approval of each of UMB and HTLF’s stockholders and other customary closing conditions.  The transaction is expected to close in Q1 2025, subject to customary closing conditions.

Q.  When is conversion expected to occur?
A.  Conversion is expected to occur in the fall of 2025.

Q.  After close, approximately how much of the combined company will be owned by current HTLF stockholders?
A.  Former HTLF stockholders are expected to own approximately 32.6 percent of the combined company’s total common stock outstanding immediately following the closing of the transaction.

Branding
Q.  Will division bank brands change?
A.  Over time and after close, we will establish one bank brand where the HTLF banks will become UMB Bank.  The benefits of one go-to-market name are numerous and will help alleviate customer confusion while achieving greater brand awareness in our markets.  This will be a phased approach after close, the timing of which is to be determined.

The above FAQs are for informational purposes only and should not be interpreted as a guarantee of compensation, benefits or employment.  Complete information about HTLF benefits are contained in the relevant plan documents and summary plan descriptions.  In the event of a conflict between these FAQs and the governing documents (including the merger agreement or the plan documents), the governing documents will govern.  HTLF reserves the right to modify or terminate compensation and benefits at its discretion at any time.  Nothing in this communication is a promise of or a contract for employment, and employment at HTLF is at-will.

* * * * *

Cautionary Note Regarding Forward Looking Statements

This communication contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Rule 175 promulgated thereunder, and Section 21E of the Securities Exchange Act of 1934, as amended, and Rule 3b-6 promulgated thereunder, which statements involve inherent risks and uncertainties. Any statements about UMB Financial Corporation’s (“UMB”), Heartland Financial USA, Inc.’s (“HTLF”) or the combined company’s plans, objectives, expectations, strategies, beliefs, or future performance or events constitute forward-looking statements. Such statements are generally identified as those that include words or phrases such as “believes,” “expects,” “anticipates,” “plans,” “trend,” “objective,” “continue,” or similar expressions or future or conditional verbs such as “will,” “would,” “should,” “could,” “might,” “may,” or similar expressions. Forward-looking statements involve known and unknown risks, uncertainties, assumptions, estimates, and other important factors that change over time and could cause actual results to differ materially from any results, performance, or events expressed or implied by such forward-looking statements. Such forward-looking statements include but are not limited to statements about the benefits of the business combination transaction between UMB and HTLF (the “Transaction”), including future financial and operating results, the combined company’s plans, objectives, expectations and intentions, and other statements that are not historical facts.

These forward-looking statements are subject to risks and uncertainties that may cause actual results to differ materially from those projected. In addition to factors previously disclosed in UMB’s and HTLF’s reports filed with the U.S. Securities and Exchange Commission (the “SEC”), the following factors, among others, could cause actual results to differ materially from forward-looking statements or historical performance: the occurrence of any event, change, or other circumstance that could give rise to the right of one or both of the parties to terminate the definitive merger agreement between UMB and HTLF; the outcome of any legal proceedings that may be instituted against UMB or HTLF; the possibility that the Transaction does not close when expected or at all because required regulatory, shareholder, or other approvals and other conditions to closing are not received or satisfied on a timely basis or at all (and the risk that such approvals may result in the imposition of conditions that could adversely affect the combined company or the expected benefits of the Transaction); the risk that the benefits from the Transaction may not be fully realized or may take longer to realize than expected, including as a result of changes in, or problems arising from, general economic and market conditions, interest and exchange rates, monetary policy, laws and regulations and their enforcement, and the degree of competition in the geographic and business areas in which UMB and HTLF operate; the ability to promptly and effectively integrate the businesses of UMB and HTLF; the possibility that the Transaction may be more expensive to complete than anticipated, including as a result of unexpected factors or events; reputational risk and potential adverse reactions of UMB’s or HTLF’s customers, employees or other business partners, including those resulting from the announcement or completion of the Transaction; the dilution caused by UMB’s issuance of additional shares of its capital stock in connection with the Transaction; and the diversion of management’s attention and time from ongoing business operations and opportunities on merger-related matters.

These factors are not necessarily all of the factors that could cause UMB’s, HTLF’s or the combined company’s actual results, performance, or achievements to differ materially from those expressed in or implied by any of the forward-looking statements. Other factors, including unknown or unpredictable factors, also could harm UMB’s, HTLF’s or the combined company’s results.

All forward-looking statements attributable to UMB, HTLF, or the combined company, or persons acting on UMB’s or HTLF’s behalf, are expressly qualified in their entirety by the cautionary statements set forth above. Forward-looking statements speak only as of the date they are made and UMB and HTLF do not undertake or assume any obligation to update publicly any of these statements to reflect actual results, new information or future events, changes in assumptions, or changes in other factors affecting forward-looking statements, except to the extent required by applicable law. If UMB or HTLF update one or more forward-looking statements, no inference should be drawn that UMB or HTLF will make additional updates with respect to those or other forward-looking statements. Further information regarding UMB, HTLF and factors which could affect the forward-looking statements contained herein can be found in UMB’s Annual Report on Form 10-K for the fiscal year ended December 31, 2023 (and which is available at https://www.sec.gov/ix?doc=/Archives/edgar/data/0000101382/000095017024018456/umbf-20231231.htm), and its other filings with the SEC, and in HTLF’s Annual Report on Form 10-K for the fiscal year ended December 31, 2023 (and which is available at https://www.sec.gov/ix?doc=/Archives/edgar/data/920112/000092011224000026/htlf-20231231.htm), and its other filings with the SEC.

Additional Information about the Transaction and Where to Find It

This communication does not constitute an offer to buy or sell, or the solicitation of an offer to buy or sell, any securities or a solicitation of any vote or approval. In connection with the Transaction, UMB will file with the SEC a Registration Statement on Form S-4 to register the shares of UMB capital stock to be issued in connection with the Transaction. The Registration Statement will include a joint proxy statement of UMB and HTLF that also constitutes a prospectus of UMB. The definitive joint proxy statement/prospectus will be sent to the shareholders of UMB and stockholders of HTLF seeking their approval of the Transaction and other related matters.

INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT ON FORM S-4 AND THE JOINT PROXY STATEMENT/PROSPECTUS INCLUDED WITHIN THE REGISTRATION STATEMENT ON FORM S-4 WHEN THEY BECOME AVAILABLE, AS WELL AS ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC IN CONNECTION WITH THE TRANSACTION OR INCORPORATED BY REFERENCE INTO THE JOINT PROXY STATEMENT/PROSPECTUS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION REGARDING UMB, HTLF, THE TRANSACTION AND RELATED MATTERS.

Investors and security holders may obtain free copies of these documents and other documents filed with the SEC by UMB or HTLF through the website maintained by the SEC at http://www.sec.gov or from UMB at its website, www.UMB.com, or from HTLF at its website, www.htlf.com. Documents filed with the SEC by UMB will be available free of charge by accessing the “Investor Relations” page of UMB’s website at www.https://investorrelations.umb.com/overview/default.aspx, or alternatively by directing a request by mail to UMB, Attention: Corporate Secretary, 1010 Grand Boulevard, Kansas City, Missouri 64106, and documents filed with the SEC by HTLF will be available free of charge by accessing HTLF’s website at www.htlf.com under the “Investor Relations” tab or, alternatively, by directing a request by mail to HTLF’s Corporate Secretary, 1800 Larimer Street, Suite 1800, Denver, Colorado 80202.

Participants in the Solicitation

UMB, HTLF, and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of UMB and stockholders of HTLF in connection with the Transaction under the rules of the SEC. Information about the interests of the directors and executive officers of UMB and HTLF and other persons who may be deemed to be participants in the solicitation of shareholders of UMB and stockholders of HTLF in connection with the Transaction and a description of their direct and indirect interests, by security holdings or otherwise, will be included in the joint proxy statement/prospectus related to the Transaction, which will be filed with the SEC. Information about the directors and executive officers of UMB and their ownership of UMB common stock is also set forth in the definitive proxy statement for UMB’s 2024 Annual Meeting of Shareholders, as filed with the SEC on Schedule 14A on March 3, 2024 (and which is available at https://www.sec.gov/ix?doc=/Archives/edgar/data/0000101382/000119312524066457/d706079ddef14a.htm). Information about the directors and executive officers of UMB, their ownership of UMB common stock, and UMB’s transactions with related persons is set forth in the sections entitled “Directors, Executive Officers and Corporate Governance,” “Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters,” and “Certain Relationships and Related Transactions, and Director Independence” included in UMB’s annual report on Form 10-K for the fiscal year ended December 31, 2023, which was filed with the SEC on February 22, 2024 (and which is available at https://www.sec.gov/ix?doc=/Archives/edgar/data/0000101382/000095017024018456/umbf-20231231.htm), and in the sections entitled “Our Board of Directors” and “Stock Owned by Directors, Nominees, and Executive Officers” included in UMB’s definitive proxy statement in connection with its 2024 Annual Meeting of Stockholders, as filed with the SEC on March 3, 2024 (and which is available at https://www.sec.gov/ix?doc=/Archives/edgar/data/0000101382/000119312524066457/d706079ddef14a.htm). To the extent holdings of UMB common stock by the directors and executive officers of UMB have changed from the amounts of UMB common stock held by such persons as reflected therein, such changes have been or will be reflected on Statements of Change in Ownership on Form 4 filed with the SEC. Information about the directors and executive officers of HTLF and their ownership of HTLF common stock can also be found in HTLF’s definitive proxy statement in connection with its 2024 Annual Meeting of Stockholders, as filed with the SEC on April 9, 2024 (and which is available at https://www.sec.gov/ix?doc=/Archives/edgar/data/920112/000092011224000086/htlf-20240409.htm) and other documents subsequently filed by HTLF with the SEC. Information about the directors and executive officers of HTLF, their ownership of HTLF common stock, and HTLF’s transactions with related persons is set forth in the sections entitled “Directors, Executive Officers and Corporate Governance,” “Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters,” and “Certain Relationships and Related Transactions, and Director Independence” included in HTLF’s annual report on Form 10-K for the fiscal year ended December 31, 2023, which was filed with the SEC on February 23, 2024 (and which is available at https://www.sec.gov/ix?doc=/Archives/edgar/data/920112/000092011224000026/htlf-20231231.htm), and in the sections entitled “Security Ownership of Certain Beneficial Owners and Management” and “Related Person Transactions” included in HTLF’s definitive proxy statement in connection with its 2024 Annual Meeting of Stockholders, as filed with the SEC on April 9, 2024 (and which is available at https://www.sec.gov/ix?doc=/Archives/edgar/data/920112/000092011224000086/htlf-20240409.htm). To the extent holdings of HTLF common stock by the directors and executive officers of HTLF have changed from the amounts of HTLF common stock held by such persons as reflected therein, such changes have been or will be reflected on Statements of Change in Ownership on Form 4 filed with the SEC. Free copies of these documents may be obtained as described above.